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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

National Bank of Greece S.A.
(Name of Subject Company (Issuer) and name of Filing Person (Offeror))

American Depositary Shares, each representing one Non-Cumulative Preference Share, Series A, nominal value €0.30 per share

(Title of Class of Securities)

633643507
(CUSIP Number of Class of Securities)

Gregory Papagrigoris
National Bank of Greece S.A.
Investor Relations Manager
86 Eolou Street
10232 Athens
Greece
+30 210 334 2310

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Diana Billik
Allen & Overy LLP
52 Avenue Hoche
CS 90005
75379 Paris
France
+33 1 4006 5400

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$281,250,000	$38,362.50

(1)
Estimated solely for purposes of calculating the amount of the filing fee. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act").

(2)
The filing fee, calculated in accordance with Rule 0-11(b)(1) of the Exchange Act and Fee Rate Advisory No. 1 for fiscal year 2013, issued by the Securities and Exchange Commission on August 31, 2012, equals $136.40 per million dollars of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $38,362.50	Filing Party: National Bank of Greece S.A.
Form or Registration No.: Schedule TO	Date Filed: May 31, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 2 ("Amendment No. 2") to the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") amends and supplements the Schedule TO filed with the U.S. Securities and Exchange Commission on May 31, 2013 by National Bank of Greece S.A., a limited liability stock company (société anonyme) organized under the laws of the Hellenic Republic (the "Bank"). The Schedule TO relates to the offer to purchase for cash up to 22,500,000 of the outstanding 25,000,000 American Depositary Shares (each, an "ADS" and collectively, the "ADSs"), each representing one of its Non-Cumulative Preference Shares, Series A, nominal value €0.30 per share (the "Preference Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2013 (the "Offer to Purchase"), as supplemented by the First Supplement to the Offer to Purchase, dated June 17, 2013 (the "First Supplement") filed as Exhibit 99.(a)(1)(F) to Amendment No. to the Schedule TO dated June 17, 2013, and the accompanying Letter of Transmittal (the "Letter of Transmittal"), which, as each may be amended and supplemented from time to time, constitute the offer (the "Offer"), copies of which are attached to the Schedule TO previously filed on May 31, 2013, as Exhibits 99.(a)(1)(A) and 99.(a)(1)(B), respectively.

        The Bank is offering to purchase the ADSs at a price of $12.50 per ADS, net to the seller in cash, less any applicable withholding taxes and without interest, after deduction of any other applicable fees and taxes.

        Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, (i) the information contained in the Schedule TO, the Offer to Purchase, the First Supplement and the Letter of Transmittal remains unchanged, and (ii) this Amendment No. 2 does not modify any of the information previously reported on Schedule TO or in the Offer to Purchase, the First Supplement or the Letter of Transmittal. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Exchange, the First Supplement and the related Letter of Transmittal.

Item 4(a)

        Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

        On July 1, 2013, the Bank issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on June 28, 2013 (which was the end of the day of June 28, 2013). A copy of the press release is filed as Exhibit 99.(a)(5)(B) and is incorporated herein by reference.

Item 11(b)

        Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

        On July 1, 2013, the Bank issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on June 28, 2013 (which was the end of the day of June 28, 2013). A copy of the press release is filed as Exhibit 99.(a)(5)(B) and is incorporated herein by reference.

Item 12

        Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibits:

99.(a)(5)(A)	Press release issued by National Bank of Greece S.A. dated June 17, 2013.
99.(a)(5)(B)	Press release issued by National Bank of Greece S.A. dated July 1, 2013.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: July 1, 2013

National Bank of Greece S.A.
By:	/s/ Petros Christodoulou

Name:	Petros Christodoulou
Title:	Deputy Chief Executive Officer

 EXHIBIT INDEX

99.(a)(1)(A)	Offer to Purchase dated May 31, 2013.*
99.(a)(1)(B)	Form of Letter of Transmittal.*
99.(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
99.(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
99.(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
99.(a)(1)(F)	First Supplement to the Offer to Purchase, dated June 17, 2013.**
99.(a)(5)	Press release issued by National Bank of Greece S.A. dated May 31, 2013.*
99.(a)(5)(A)	Press release issued by National Bank of Greece S.A. dated June 17, 2013.**
99.(a)(5)(B)	Press release issued by National Bank of Greece S.A. dated July 1, 2013.

*
Previously filed with the Schedule TO on May 31, 2013.

**
Previously filed with Amendment No. 1 to the Schedule TO on June 17, 2013.

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  Item 4(a)
  Item 11(b)
  Item 12
SIGNATURE
EXHIBIT INDEX